

Berrett–Koehler Publishers

Connecting people and ideas
to create a world that works for all

Series B Investor Deck

October 12, 2020

Berrett-Koehler is a leading independent publisher of progressive books, trainings, and other media.

We promote positive change at the individual, organizational, and societal levels.





We are on a mission to connect people and ideas to create a world that works for all.

Why do we do this work?

Traditional power structures don't work for everyone.

Our communities, organizations, and lives get bogged down by old mindsets of self-interest, exclusion, hierarchy, and privilege.

We believe we can change how the world works for everyone.

We find the leading experts on these big challenges and share their actionable ideas with the world through our publications, blogs, and trainings.


STEWARDSHIP
Choosing Service Over Self-Interest
PETER BLOCK
Bestselling author of Community and Flawless Consulting


PARKER J. PALMER
ON the BRINK of EVERYTHING
Grace, Gravity & Getting Old


OVER 2 MILLION COPIES SOLD
EXPANDED THIRD EDITION
LEADERSHIP AND SELF-DECEPTION
Getting Out of the Box
THE ARBINGER INSTITUTE


MARJORIE KELLY AND TED HOWARD OF THE DEMOCRACY COLLABORATIVE
THE MAKING OF A DEMOCRATIC ECONOMY
Building Prosperity for the Many, Not Just the Few
FOREWORD BY NAOMI KLEIN
AFTERWORD BY ADITYA CHAKRABORTTY


THE BODY IS NOT AN APOLOGY
THE POWER OF RADICAL SELF-LOVE
SONYA RENEE TAYLOR


FOREWORD BY JOHN C. MAXWELL
SERVANT LEADERSHIP in ACTION
How You Can Achieve Great Relationships and Results
Edited by Ken Blanchard & Renee Broadwell

What are people saying about BK publications?

"Marjorie Kelly inspired the B Corp movement with [her book] *The Divine Right of Capital*"

- Jay Coen Gilbert, cofounder of B Lab, the nonprofit driving the B Corporation movement, which is responsible for 2,500+ B Corporations in 50 countries around the world.

"The basic tenets of shareholder capitalism have been questioned by scholars such as the late Lynn Stout, a Cornell law professor and author of *The Shareholder Value Myth*, who cogently argued that executives and directors have wide latitude in deciding what is best for a company and don't have any obligation—legal or otherwise—to elevate shareholders above everyone else."

- Fast Company

"*Leadership and Self-Deception* forces you to take a hard look at the way you live, the way you treat others, and the way you navigate through business, personal, and other situations … You come away from this book not self-condemning, but enlightened, and with a renewed vigor in trying to mend personal relationships, and thence professional ones. This book can be deeply good for not only yourself, but for all of those who surround you"

- Alan, one of the 22,000 people on Good Reads who have rated *Leadership and Self Deception*, which has sold more than 2.2 million copies in 33 languages




jeevan
David Marshall
Johanna Vondeling
Catherine
acalip
Steve Piersanti
Kylie Johnston (she/her)
zoe
Rich Wood
Tryn
Valerie Caldwell
Kristen Frantz
Berrett Koehler
Sarah Modlin
Sohayla
Cherise Hunter
Lesley Iura
Neal Maillet
Courtney Schonfeld
Leslie Crandell
Maria Jesus Aguilo
Shabnam Banerjee-McFarland
Anna Leinberger
edwardwade
charlotte
Katie Sheehan

The Berrett-Koehler Team

A business is only as good as its people.

We are proud of our diverse team of talented publishing and media professionals who are committed to quality work and who are true stewards of the mission.

Company Leadership



David Marshall is CEO and CFO at Berrett-Koehler. He has been with the company for eleven years, serving as the head of the editorial department and Vice President of Editorial and Digital for eight years. He is a software industry veteran, specializing in marketing and business development. David received his BA from San Francisco State University and his MBA from Harvard University. He and his wife Kate are best-selling co-authors of prompted journals that foster family communication including The Book of Myself, The Book of Us, and What I Love About You (over one million copies sold).



Kristin Franz is VP of Sales & Marketing at Berrett-Koehler. She joined the company in 1992 and currently oversees the areas of sales to US trade bookstores, corporations, associations, Canadian distribution, and authors, plus promotion through publicity, direct marketing, promotional materials, and social media. She is excited to embrace this changing time in publishing with the transition to e-book sales and ways of using new content



Maria Jesus Aguilo is the Vice President of Global and Digital Sales at Berrett-Koehler and has been with the Company since 1996. She attends several international book fairs a year, including Frankfurt, London, and Guadalajara. She is very enthusiastic about spreading Berrett-Koehler's message beyond our borders, and loves connecting people and ideas.



Johanna Vondeling is President and Publisher at Berrett-Koehler. After joining the company in 2004, she served as Vice President for Editorial and Digital, and later as Vice President for International Sales and Business Development. Previously, she worked for Jossey-Bass (a Wiley imprint), W.W. Norton, and Holt, Rinehart, and Winston. She received her BA from Yale University and her PhD in literature from the University of Texas at Austin. Outside of BK, Johanna serves as Vice President for the Bay Area Women in Publishing and chairs that group's Diversity and Inclusion Committee.



Edward Wade is Vice President of Design and Production at Berrett-Koehler. His book publishing career spans over 20 years and he joined Berrett-Koehler in 2015 after working with them as a member of one of their book producers for six years. He has extensive experience in the development, design, production, and manufacturing of books of all types.



Zoe Mackey is Director of Digital Marketing at Berrett-Koehler. She joined the company in 2010 year as a publicity intern and has worked in a variety of roles supporting authors as well as e-book, trade and international marketing and distribution. Today, she is responsible for Berrett-Koehler's direct marketing programs and new direct to customer digital product initiatives.

Note: Lesley Iura and Neal Maillet are also on the Management Team and are featured on the following page

Editorial Leadership

 **Steve Piersanti is founder of Berrett-Koehler Publishers**, where he served as CEO, president, and publisher from 1992 until May 2019 and where he now serves as a senior editor. Prior to founding Berrett-Koehler in 1992, Steve served as president of publisher Jossey-Bass.

 **Jeevan Sivasubramaniam is Managing Director of Berrett-Koehler's Editorial department**, where he has primary responsibility for the administration of the editorial department and overseeing all publication projects. This entails communications with all other departments as well as authors and editors

 **Neal Maillet is Editorial Director and Associate Publisher** at Berrett-Koehler. Neal has worked in book publishing for more than 25 years, joining BK in 2010. He's responsible for acquiring and editing roughly half the titles BK publishes each year.

 **Lesley Iura is Director of Professional Publishing** at Berrett-Koehler. Lesley is a creative and resourceful executive with experience building programs that provide the best ideas for professional learning and practice.

 **Charlotte Ashlock is Executive Edito**r for Berrett-Koehler's line of professional books. Her background includes website project management and content marketing as well as extensive experience editing BK business books.

 **Anna Leinberger is Commissioning Editor at Berrett-Koehler.** After spending several years traveling the world pursuing careers as a dancer and acrobat, teaching Latin and History in Jordan, and a quick dive back into academia at UCLA, Anna Leinberger was delighted to join BK's editorial staff.

 **Sara Modlin is Assistant Editor** at Berrett-Koehler. She joined the company as an editorial intern in 2016, and was pleased to return two years later.

Board of Directors

Berrett-Koehler has a multi-stakeholder Board that includes BK employees, authors, and independent, mission-aligned leaders with diverse experience and expertise.



Joyce Roché
Joyce is the former President and CEO of Girls, Inc. and former President/COO of Carson Products Company. She is a past board member of several publicly traded corporations. She is the past Chair of Board of Trustees of Dillard University, and author of BK book *The Empress Has No Clothes, Conquering Self-Doubt to Embrace Success*.



Ed Frauenheim
Ed is the Senior Director of Content at research and analytics firm Great Place to Work where he writes and speaks about high-trust, inclusive organizations. Ed was a journalist for nearly two decades, with a focus on technology, work and business strategy. He serves on the board of the BK Authors Group, and has co-authored three BK books: *Good Company*, *A Great Place to Work*, and *Reinventing Masculinity*.



Pete Neuwirth
Pete is the Senior Consulting Actuary for CapAcuity. He has over 35 years of experience as an actuary, is a nationally renowned expert on financing non-qualified executive retirement plans, author of BK book *What's Your Future Worth?: Using Present Value to Make Better Decisions*.



Marilyn McConnell
Marilyn McConnell is president, CEO, and owner (since 1998) of American International Distribution Corporation (AIDC), which handles warehousing, customer service, order processing, shipping, and collections for all of BK's nontrade print book business in the U.S.



Jack Perry
Jack W Perry is the founder and lead strategist of 38enso, a consulting firm in the publishing industry. He is also an Adjunct Professor at the NYU SPS Masters in Publishing, teaching the Capstone course and also created a course on start-ups in publishing. He also is a founder of Warbler Press, an independent publisher based in NYC.



Katie Sheehan
Katie Sheehan is a 10-year veteran of Berrett-Koehler Publishers and is the Sr. Communications Manager. She oversees author training, public relations and book events. Before working at Berrett-Koehler she worked in public relations and marketing in radio and television, high-tech, and the non-profit world.



Jesse Lyn Stoner
Jesse is the founder of Seapoint Center for Collaborative Leadership, and for the past 25 years she has worked closely with leaders in hundreds of organizations using collaborative processes to engage the entire workforce in creating their desired future. She is also the best-selling BK coauthor of *Full Speed Ahead*.



Bill Upton
Bill is BK's current Board Chair. He served as vice president and CFO for Edwards Brothers Malloy, which was one of the leading book printers in the U.S. and for many years one of BK's principal book printers. Bill is a past president of the Book Manufacturers' Institute.



Paul Wright
After practicing law for 17 years, Paul became a freelance writer and editorial and book consultant, to better pursue his interests in business, organizational development, holistic thinking and the fulfillment of human potential. He is a founding board member of the Berrett-Koehler Foundation, which he now chairs.

Note: The Board also includes Founder/Senior Editor Steve Piersanti, CEO/CFO David Marshall, and Johanna Vondeling, President and Publisher, pictured on previous slides.

While the rest of the industry is experience turbulence, Berrett-Koehler has been adapting and growing.

In each of the past two years BK has made Publishers Weekly's list of the fastest-growing independent publishers.

What makes BK so resilient?


"Good Company shows that in the new social marketplace, businesses that succeed will be those that prove themselves worthy of trust. Three cheers for the Worthiness Era!"
—Daniel Pink, author of Drive and A Whole New Mind
GOOD COMPANY
Business Success in the Worthiness Era
Laurie Bassi, Ed Frauenheim, and Dan McMurrer, with Larry Costello
BK


Foreword by Dan Ariely
BK
A Great Place to Work For All
Michael C. Bush, CEO
and the Great Place to Work Research Team
Better for Business.
Better for People.
Better for the World.
Great Place To Work.

A few things that make BK resilient:

- Berrett-Koehler is a 28-year-old company that has **survived and prospered during multiple transformations of its industry** as well as during multiple economic downturns.

- We have been fortunate to avoid these disruptions in part because of the continuing **strength of our publishing program** and in part because of **fiscally solid financial practices.**

- We **avoid practices that get other publishers in trouble**, such as overspending on a few projects and basing authors' compensation on speculation and bidding wars.

- We **compete successfully for top authors** by offering a whole range of distinctive publishing advantages that authors value highly rather than reducing the equation to just buying authors with the highest bid. BK's remuneration to authors is based on the actual sales performance of books, which allows us to give attention to all of our publications, to devote greater resources to sales and marketing, and to be more stable as a company.

- **And perhaps most importantly…**

We have maintained our independence.

In an age of corporate consolidation, BK has remained fiercely independent, which allows us to chart our own course and not be governed by short-term stock market pressures.

BK is owned by our stakeholders, including employees, authors, customers, suppliers, service providers, sales partners, and publishing industry friends.

This Series B preferred stock offering and our transition to Perpetual Purpose Trust ownership will allow us to maintain our independence in perpetuity, ensuring that we can continue to stay resilient by focusing on the long term, attracting great talent, and distinguishing ourselves from other publishers.


REBEKAH BASTIAN
Foreword by Sarah Lacy, Author of
A Uterus Is a Feature, Not a Bug
BLAZE YOUR OWN TRAIL
An Interactive Guide to Navigating Life with Confidence, Solidarity, and Compassion
BK

BK is in the midst of transitioning from a traditional book publishing business model to a faster-growth media enterprise business focused on supporting personal, organizational, and societal change.

Examples of this transformation are BK's innovative audiobook, online training, and digital marketing initiatives.


BASED ON THE INTERNATIONAL BESTSELLING BOOK
MORE THAN 1.6 MILLION COPIES SOLD
EAT THAT FROG!
VIDEO TRAINING PROGRAM
WELCOME
VIDEO 1 OF 24
Eat That Frog!
Lesson 1: Welcome
EAT THAT FROG!
THE SLIDE DECK
BASED ON THE INTERNATIONAL BESTSELLER
MORE THAN 1.6 MILLION COPIES SOLD
EAT THAT FROG!
ACTION
WORKBOOK
AND GET MORE DONE IN LESS TIME
PRACTICE YOUR WAY TO SUCCESS

Our mission is to connect people and ideas to create a world that works for all. Books are a great way to do that, but they're not the only way.

We have a strategic imperative to transition from a traditional book publisher to a media enterprise. Over the last decade we've expanded our offerings beyond printed books to include:



E-books, Audiobooks, Video Training Programs, Card Decks, Self-Assessments, Toolkits, Online Courses, Online Training Events, Online Summits

BK Digital Strategy for e-books and audiobooks
Multi-channel, multi-sector distribution

Retail	Consumer Subscription	Corporate/ Government	Wholesalers	Libraries	e-Textbooks	Large Print/ Audio/Apps/ Bundles
Amazon's Kindle				Biblioboard		
Apple				Bibliotheca		
B&N.com				Borrow Box	Apollo Education	
Bilbary				Credo Reference	Capella	
BKconnection.com				Cyberlibris	Chegg	Alpina (Russia)
Bookmart (Latin America)				Dawson Books	DeVry	Audible
BookRiff				EBSCO	Flooved	Audiobooks.com
CNPIEC (China)				Odilo	Follett	Audio Scholar
Copia				Gale/Cengage	Harvard Business School Publishing	BitLit
Ebooks.com				Hoopla		Downpour
Enthrill				iGroup (Asia)		Findaway
Google				Library Ideas	Iconic Matter	Google Play
Hummingbird				Overdrive	Kortext	Humble Bundle
iFlipd		Blue Bottle Biz		ProQuest	Kno	iTunes
Juke		Bookshout		◗ Alexander Street Press	RedShelf	Kobo Audio
Kobo		Books24X7	Baker&Taylor/Blio	◗ EBL	SharedBook	Libro
Microsoft		Knovel	Gardners	◗ eBrary	Shaw Books	Midwest Tape
PaperC	24Symbols	NeRD (US Navy)	Ingram Digital's EBDL	SOL	University Readers	Papertrell
Slicebooks	Scribd	Safari Online	Xeriph (Brazil)	Wheelers	VitalSource/ CourseSmart	ReadHowYouWant
Zola Books	TotalBoox	Skillsoft				Storytel

Our initial foray into online trainings and courses has been successful, both in terms of dollars and impact



Women's Leadership Online Summit
Leading Change at Work and Beyond
8 Days to Grow Your Influence, Transform the Workplace, and Rewrite the Rules of Power
Berrett-Koehler Publishers

Over 20,000 people participated in our live **Women's Leadership Online Summit**. It generated 17,000+ new direct marketing contacts for BK going forward.

Nearly 1000 people bought the upgrade package during our **Servant Leadership Online Training.**

Our **People-First Economy Online Summit** taught thousands of leaders how to build businesses that create prosperity and equity for all.





THE PEOPLE-FIRST ECONOMY ONLINE SUMMIT

CHERYL BACHELDER
DARE TO SERVE
BECOMING A DARE TO SERVE LEADER
REGISTER NOW

Steady, sustainable sales growth

Over the past decade, BK has consistently outperformed the publishing industry. For example, in 2018, BK revenues were up 15.1% compared to -1.6% for the industry as a whole.



We Are Evolving

No longer just a book publisher, BK has transformed itself into a curator of lifelong learning educational material, helping people move through their lives in a more enlightened and progressive way.

Revenue Breakdown

2019 Actual



2023 Plan



Every book or course sold is a unit of change

Publishing companies can make an impact out of proportion to their size. Indeed, BK generates greater positive social impact than non-publishing companies that are many times larger due to the infinitely scalable quality of powerful ideas.

And we're just getting started.















edgar villanueva
foreword by jennifer and peter buffett
DECOLONIZING WEALTH
indigenous wisdom to heal divides and restore balance
FOREWORD BY KEES VAN DER HEIJDEN
Working Together to Change the Future
TRANSFORMATIVE SCENARIO PLANNING
ADAM KAHANE
Corporate Social Investing
THE BREAKTHROUGH STRATEGY FOR GIVING AND GETTING CORPORATE CONTRIBUTIONS
CURT WEEDEN
FOREWORDS BY PAUL NEWMAN & PETER LYNCH
Leadership and Self-Deception
THE ANATOMY OF PEACE
resolving the heart of conflict
The Arbinger Institute
THE SHAREHOLDER VALUE MYTH
HOW PUTTING SHAREHOLDERS FIRST HARMS INVESTORS, CORPORATIONS, AND THE PUBLIC
LYNN STOUT
FIVE RULES FOR YOUR ECONOMIC LIBERATION
The MEMO
JOHN HOPE BRYANT
The Divine Right of Capital
Dethroning the Corporate Aristocracy
MARJORIE KELLY
Foreword by William Greider

Berrett-Koehler is **the only US publisher certified as a B Corporation,** signifying that we meet rigorous standards of social and environmental performance, accountability, and transparency.

Berrett-Koehler is also the first book publisher to go beyond B Corp certification to also become a **Benefit Corporation**, which puts the force of law behind BK's longstanding social mission values, practices, and objectives.


Second Edition
NEW
Tools for Building an Inclusive Economy
The B Corp Handbook
How You Can Use Business as a Force for Good
Certified B Corporation
Ryan Honeyman and Tiffany Jana
Foreword by Rose Marcario, CEO, Patagonia
BK

The BK Community is vast and growing

- **8 Billion People in the World**

- **400 Million Lives Touched by BK in 28 Years (5%!)**

- **1,000+ Authors**

- **500+ Service Providers and Partners**

- **240 Shareholders**

- **12 Board Members**

- **32 Staff Members**



Authors Edgar Villanueva and Tamara Winfrey Harris holding up their BK books at the Facing Race Conference

BK prioritizes diversity in both our staff and authors

- Over the past few years we have dedicated significant resources to increasing diversity among our staff and authors. For example, we created **a paid internship program** (rather than unpaid), that is helping us find and recruit a more diverse array of interns, many of whom continue on and become full time staff members.

- As of 2020, **28% of BK Staff are persons of color**, which is exceptional in the book publishing industry (according to Publishers Weekly, approximately 16% of publishing staff in the US are non-white).

- **Of our 2019 publications, 40 percent were written by women authors and 30 percent were written by authors of color**, both well above the averages in the areas in which we publish, including business book publishing. **Forty-five percent of our audiobooks are narrated by women**.

- **We work hard to create a welcoming company culture.** Thanks in large part to our unique vision, ethos, and ownership structure, we have created a workplace where talented people from all backgrounds like to work: **our average BK employee tenure is 9 - 10 years**.

- We recognize that there is still much more we could be doing, and we will continue to make efforts to increase diversity and inclusion among our staff and authors.


JENNIFER BROWN
HOW TO BE AN
INCLUSIVE
LEADER
Your Role in Creating Cultures of Belonging Where Everyone Can Thrive
BK

BK is pioneering a new form of multi-stakeholder steward ownership

In a conventional ownership structure, the company is a servant to profit. In a steward ownership structure, profit is in service to the company and its mission and stakeholders.

BK is undergoing an ownership transition that will ensure the company is steward owned in perpetuity. By the end of 2020, the company's single largest shareholder will be a Perpetual Purpose Trust.

Projected Ownership
End of 2021



Founder Steve Piersanti 9%

Other Common Stock Holders 19%

Perpetual Purpose Trust 34%

ESOP 11%

Preferred Shareholders 18%

BK Foundation 9%

What is a Perpetual Purpose Trust?

☑ **A Trust is designed to hold company ownership for the long-term.**

☑ **It does not expect to extract a profit.**

☑ **It is primarily focused on serving its mission and a broad array of stakeholders.**



COMPANY SERVES PROFIT

PROFIT SERVES COMPANY + MISSION

Why Now?

With founder succession, we needed a way to protect BK's independence, mission, and values. The Trust aligns the company's stewardship philosophy with the ownership of the business.

The Trust, as BK's single largest shareholder, will:

> **Preserve** the company's independence, mission, and values for the long term.

> **Support** BK's growth, integrity, and business health.

> **Benefit** all BK stakeholders, including employees, authors, customers, and shareholders.

> **Increase** BK's positive global impact.

Series B Preferred Stock – The Opportunity

An investment in Berrett-Koehler will…

- ☑ Support a new economic paradigm.
- ☑ Help finance the growth and sustainability of a lighthouse example of independence and steward ownership in the publishing industry.
- ☑ Create much more high impact content with the potential to change people, organizations, and systems around the world, for decades to come.


THRIVE IN TURBULENT TIMES
THE
RESILIENT
INVESTOR
A Plan for Your Life, Not Just Your Money
Hal Brill, Michael Kramer,
and Christopher Peck
with Jim Cummings
BK

BK is a strong company with solid financials and a clear vision of the future.

We intend to use the proceeds of this offering to invest in our growth plan and to help finance our transition to Perpetual Purpose Trust ownership.

Use of Proceeds

- To help fund the Berrett-Koehler growth plans described in this presentation and in other materials. The majority of the capital raised from the offering will be used for this purpose.

- To support the company's steward-ownership, steward-leadership, and steward-governance.

- To provide additional working capital for ongoing BK operations and for funding limited stock buybacks to help support the company's steward-ownership.





SERIES B PREFERRED STOCK - KEY TERMS

Total Offering Amount	**$1,070,000 (89,166 shares at $12.00 per share).**
Minimum Investment	**$1,200 (100 shares).**
Dividend	**4% cumulative per annum rate**
Minimum Investment Term	**5 years (earlier redemptions are possible, but we are looking for Investors with at least a 5 year outlook)**
Redemption Rights	**Series B Shareholders may redeem shares as described in Offering Statement**
Voting Rights?	**Yes**
Conversion	**Investors may convert to common stock at any time**
Accredidation Required?	**No, Title III (see term sheet for annual investing restrictions)**

Next Steps

David Marshall

CEO and CFO

dmarshall@bkpub.com

Johanna Vondeling

President and Publisher

jvondeling@bkpub.com

Steve Piersanti

Founder and Senior Editor

spiersanti@bkpub.com

Learn More at bkconnection.com



Appendix

Berrett-Koehler Company Values

We succeed as a business through our commitments to these values:

Stewardship

The role of each employee is to act as a steward or trustee—serving the interests of others and the whole—rather than acting as a self-serving owner in administering the wealth, powers, and other resources entrusted to that person, group, organization, or community. The emphasis is on choosing service over self-interest, sharing responsibility for the whole, seeking the common good, supporting diversity and inclusion, and not consuming more than one needs.

Quality

Individually and collectively, we develop and use to our fullest ability the talents, capabilities, financial means, and other resources of all types that we now have and could develop. We are continually learning, growing, and progressing. We give our best efforts and performance. We take initiative to meet needs and make the most of opportunities. We create systems to do things well. We add value in all that we do.

Partnership

We accomplish our objectives and relate to others—including adversaries, subordinates, and the disadvantaged—through collaboration, invitation, dialogue, respect, openness, integrity, mutualism, and other dimensions of a partnership relationship rather than through compulsion, force, coercion, violence, or other manifestations of a hierarchical relationship. We seek to abolish class systems (wherein one group has an enduring structural advantage over another group) in all areas of organizations and society, including ownership, wealth, belonging, power, accountability, compensation, and access to information and resources.

Inclusion

We welcome and value differences. The world does not work for all if people with privilege are the only ones calling the shots. We strive to include and promote underrepresented people and perspectives.

Sustainability

We commit to establishing lifestyles, organizations, institutions, communities, economic systems, environmental systems, food systems, political systems, and other ways of living and interacting that are sustainable for generations going forward. Sustainability includes many dimensions, such as preserving the commons, using resources wisely, preserving biodiversity, respecting all forms of life, and avoiding war, speculation, enslaving debt, and other things that create destruction, dysfunction, and bondage

BK's Bestsellers

Berrett-Koehler Publishers has an impressive track record of sales of our publications. **275 Berrett-Koehler books—approximately one-third of our total booklist—have sold over 20,000 copies, which is our definition of a bestseller. And 62 of these books have sold more than 100,000 copies.** These figures include sales of all US and foreign editions in all formats. This is a remarkable track record at a time when the average new book published in the US sells less than 2,000 copies over its lifetime. Listed here are total sales of our top 20 bestsellers and the number of foreign-language editions of each publication in our personal development, business, and current affairs categories.

BK BUSINESS

2.4 million+, 34 languages, Leadership and Self-Deception
725,000+, 24 languages, Love 'Em or Lose 'Em
625,000+, 29 languages, The Secret
400,000+, 21 languages, Leadership and the New Science
400,000+, 18 languages, Empowerment Takes More Than a Minute
340,000+, 19 languages, The Outward Mindset
300,000+, 22 languages, Full Steam Ahead!
240,000+, 28 languages, The 100 Absolutely Unbreakable Laws of Business Success
240,000+, 20 languages, Managing By Values
230,000+, 22 languages, A Complaint Is a Gift
200,000+, 16 languages, Synchronicity
200,000+, 5 languages, Leadership from the Inside Out
190,000+, 7 languages, Stewardship
185,000+, 17 languages, Humble Inquiry
180,000+, 16 languages, Know Can Do!
160,000+, 9 languages, The Serving Leader
155,000+, 9 languages, Change Is Everybody's Business
150,000+, 11 languages, Managers As Mentors
150,000+, 13 languages, Go Team!
130,000+, 15 languages, Theory U

BK LIFE

2.5 million+, 50 languages, Eat That Frog!
730,000+, 38 languages, Goals!
600,000+, 17 languages, The Anatomy of Peace
570,000+, 19 languages, Repacking Your Bags
380,000+, 24 languages, A Peacock in the Land of Penguins
350,000+, 21 languages, Change Your Questions, Change Your Life
330,000+, 21 languages, The Five Secrets You Must Discover Before You Die
250,000+, 24 languages, The 21 Success Secrets of Self-Made Millionaires
220,000+, 16 languages, The Laws of Lifetime Growth
200,000+, 25 languages, I Moved Your Cheese
200,000+, 22 languages, How to Get Ideas
200,000+, 16 languages, The Power of Purpose
190,000+, 5 languages, Trauma Stewardship
180,000+, 9 languages, No More Regrets!
165,000+, 22 languages, Be a Sales Superstar
160,000+, 10 languages, The Referral of a Lifetime
155,000+, 12 languages, The Hamster Revolution
150,000+, 27 languages, Kiss That Frog!
150,000+, 24 languages, Flight Plan
140,000+, 21 languages, Prisoners of Our Thoughts

BK CURRENTS

1.6 million+, 36 languages, Confessions of an Economic Hit Man
165,000+, 9 languages, Affluenza
150,000+, 21 languages, When Corporations Rule the World
85,000+, 12 languages, One from Many
65,000+, 2 language, Screwed
60,000+, 11 languages, A Game As Old As Empire
50,000+, 9 languages, Solving Tough Problems
45,000+, 5 languages, How the Poor Can Save Capitalism
40,000+, 11 languages, Agenda for a New Economy
40,000+, 5 languages, The Great Turning
40,000+, 1 language, Best Care Anywhere
40,000+, 1 language, The Post-Corporate World
35,000+, 11 languages, Power and Love
35,000+, 10 languages, Alternatives to Economic Globalization
35,000+, 4 languages, Out of Poverty
35,000+, 2 language, Unequal Protection
35,000+, 1 language, Decolonizing Wealth
30,000+, 3 languages, Global Mind Change
25,000+, 8 languages, The Fourth Wave
25,000+, 5 languages, This Changes Everything